

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005476

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/12/15

February 13, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-13-15

Kristen N. Cunningham
Bracewell & Giuliani LLP
kristen.cunningham@bgllp.com

Re: ConocoPhillips

Dear Ms. Cunningham:

This is in regard to your letter dated February 12, 2015 concerning the shareholder proposal submitted by the Central Pacific Province of the School Sisters of Notre Dame for inclusion in ConocoPhillips' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ConocoPhillips therefore withdraws its December 30, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Timothy P. Dewane
School Sisters of Notre Dame, Central Pacific Province
tdewane@ssndcp.org

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

February 12, 2015

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Intent to Withdraw No-Action Request Submitted December 30, 2014, Seeking to Omit Shareholder Proposal of School Sisters of Notre Dame, Central Pacific Province

Ladies and Gentlemen:

On December 30, 2014, we submitted a no-action request (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on behalf of our client, ConocoPhillips (the "Company"). The No-Action Request sought confirmation that the Staff would not recommend enforcement action against the Company if, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, it excluded from its proxy materials for its 2015 annual meeting of stockholders a proposal requesting that the Company review and report on risks associated with railway transportation of crude oil (the "Proposal") submitted by School Sisters of Notre Dame, Central Pacific Province (the "Proponent"). This letter is to inform you that the Company intends to withdraw its No-Action Request in reliance on the letter of withdrawal received on February 12, 2015 from Timothy P. Dewane, Shalom/JPIC Office Coordinator, on behalf of the School Sisters of Notre Dame, Central Pacific Province. A copy of the Proponent's letter is attached hereto as Attachment A.

Pursuant to *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this withdrawal letter and its attachments to the Commission via email at *shareholderproposals@sec.gov*. A copy of this submission is being sent simultaneously to the Proponent at the address and e-mail address provided below as notification of the Company's intent to withdraw the No-Action Request.

Please do not hesitate to call me at (214) 758-1080 if I may be of any further assistance in this matter.

Very truly yours,



Kristen N. Cunningham, Counsel
Bracewell & Giuliani LLP

Enclosures

cc: Mr. Timothy P. Dewane
Shalom/JPIC Office Coordinator
School Sisters of Notre Dame, Central Pacific Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
tdewane@ssndcp.org

ATTACHMENT A



School Sisters of Notre Dame, Central Pacific Province
Office of Shalom – Justice, Peace, and Integrity of Creation
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: 262-784-9788 tdewane@ssndcp.org

February 12, 2015

Ryan M. Lance, CEO
Conoco Phillips
600 N. Dairy Ashford Rd.
Houston, TX 77079

Re: Withdrawal of Shareholder Proposal Concerning Risks Associated with Railway Transport

Dear Mr. Lance:

I am writing you on behalf of the Central Pacific Province of the School Sisters of Notre Dame. The School Sisters of Notre Dame are an international religious congregation committed to promoting education, human rights, and sustainable living in all aspects of ministry and life. Globally there are over 3,000 School Sisters of Notre Dame in some 36 countries across 5 continents.

The School Sisters of Notre Dame are the owners of 100 shares of Conoco Phillips stock and have continuously held shares in Conoco Phillips (with a market value in excess of $2,000) for over a year.

I am authorized to notify you that we are hereby withdrawing our shareholder proposal "DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL".

That being said, we still encourage Conoco Phillips to proactively review and analyze the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and to share this information publicly with shareholders.

Sincerely,

Timothy P. Dewane
Shalom/JPIC Office Coordinator

Cc: Mike Crosby

Cunningham, Kristen

From: Cunningham, Kristen
Sent: Thursday, February 12, 2015 3:52 PM
To: 'Dewane, Tim'
Cc: Kinney, Shannon B (Shannon.Kinney@conocophillips.com)
Subject: RE: ConocoPhillips No Action Request

Hi Tim,

Thanks for your email. I will notify the SEC of ConocoPhillips' intent to withdraw the no-action request in reliance on your letter.

Best regards,
Kristen

Kristen N. Cunningham | Counsel | Bracewell & Giuliani LLP
1445 Ross Avenue Suite 3800 | Dallas, Texas | 75202-2711
T: 214.758.1080 | F: 800.404.3970
Kristen.Cunningham@bgllp.com | www.bgllp.com

From: Dewane, Tim [mailto:tdewane@ssndcp.org]
Sent: Thursday, February 12, 2015 9:55 AM
To: Cunningham, Kristen
Cc: Kinney, Shannon B (Shannon.Kinney@conocophillips.com)
Subject: RE: ConocoPhillips No Action Request

Kristen –

The School Sisters of Notre Dame – Central Pacific Province are withdrawing our shareholder proposal "DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL". Please see attached letter.

Please let me know if you have any questions or require any additional information.

Peace,

Tim

Tim Dewane
Shalom - Justice, Peace, & Integrity of Creation
School Sisters of Notre Dame, Central Pacific Province
13105 Watertown Plank Road
Elm Grove, WI 53122
(262) 787-1023
tdewane@ssndcp.org

From: Cunningham, Kristen [mailto:Kristen.Cunningham@bgllp.com]
Sent: Tuesday, December 30, 2014 2:41 PM
To: shareholderproposals@sec.gov
Cc: Kinney, Shannon B (Shannon.Kinney@conocophillips.com); Dewane, Tim
Subject: ConocoPhillips No Action Request

Ladies and Gentlemen,

We are submitting the attached no-action request on behalf of ConocoPhillips. In accordance with Staff Legal Bulletin No. 14D, we are submitting this request to you via e-mail, and providing a copy of such request to the proponent. Please direct your correspondence directly to me in this matter.

Best regards,

Kristen N. Cunningham | Counsel | Bracewell & Giuliani LLP
1445 Ross Avenue Suite 3800 | Dallas, Texas | 75202-2711
T: 214.758.1080 | F: 800.404.3970
Kristen.Cunningham@bgllp.com | www.bgllp.com

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

December 30, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal from School Sisters of Notre Dame, Central Pacific Province

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2015 annual meeting of stockholders (collectively, the "2015 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from School Sisters of Notre Dame, Central Pacific Province (the "Proponent"). The Proposal, the Proponent's statement in support of the Proposal and related correspondence are attached hereto as Attachment A.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent informing the Proponent of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company intends to file its definitive 2015 Proxy Materials with the Commission on or about March 27, 2014. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not later than 80 days before the Company intends to file its 2015 Proxy Materials.

THE PROPOSAL

The Proposal states, in pertinent part:

RESOLVED: Shareholders request that the Conoco Phillips [sic] Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost.

BASIS FOR EXCLUSION

As discussed more fully below, the Company believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Staff has also given guidance as to when a proposal requesting the preparation of a report is excludable under 14a-8(i)(7), stating that a proposal requesting a report may be excludable "if the subject matter of the special report... involves a matter of ordinary business." *Exchange Act Release No. 34-20091* (Aug. 16, 1982). In Staff Legal Bulletin 14E (CF), *Shareholder Proposals* (October 27, 2009), the Staff further clarified its position with respect to proposals that request an evaluation of risk, stating that, with respect to such proposals, "... we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. *Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7).*" (emphasis added; citations omitted). Accordingly, the Staff has concurred with the exclusion of shareholder proposals that seek risk assessment reports when the subject matter concerns ordinary business operations *See e.g., Exxon Mobil Corporation* (March 6, 2012) (allowing the exclusion of a proposal requesting a report discussing the risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with its oil sands); *The TJX Companies, Inc.* (March 29, 2011) (allowing the exclusion of a proposal requesting a report on the risks created by the actions the company takes to avoid or minimize U.S. federal, state, and local corporate income taxes); *NetApp, Inc.* (May 10, 2012) (permitting exclusion of a proposal requesting an audit committee report on audit firm independence where the report would have included information regarding management of the audit firm engagement); and *UnitedHealth Group Incorporated* (Mar. 16, 2011) (permitting exclusion of a proposal requesting a board report on the company's response to "pressures to ensure affordable health care coverage and measures the company is taking to contain price increases in health insurance premiums").

Here, the Proposal requests an evaluation of the risks associated with railway transport of the Company's crude oil and natural gas products, and, like the examples cited above, the underlying subject matter of the Proposal concerns the Company's ordinary business operations. The Company's determination of the method of transportation of its crude oil and natural gas is at the core of matters involving its day-to-day business and operations, and is an improper matter for shareholder oversight. Therefore, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7).

B. Analysis.

1. The Proposal relates to the Company's ordinary business operations.

The Proposal requests that the Company's Board of Directors undertake a comprehensive review and analysis of the risks, especially fiscal and reputational risks, linked to disasters resulting from the railway transportation of crude oil and natural gas, and to report its findings publicly in a report within six months of the 2015 annual meeting. The Company is an energy exploration and production company with global operations. Its management team is charged with reviewing and analyzing the various means by which to transport its crude oil, natural gas, and other products, which include pipelines, railcars, tankers, barges and other methods. Considerations for transport include price, availability, safety, and other factors, which are routinely evaluated by management and which involve decisions of a complex nature. The Proposal is an impermissible attempt to micro-manage the Company's choice of transporting its products and is not a proper subject for shareholder vote.

In *Dominion Resources* (February 2014), the SEC allowed Dominion to exclude a proposal calling for its board of directors to review the risks of its plan for solar generation, and to make the analysis available to shareholders. The Staff agreed that the underlying subject matter of the proposal concerned ordinary business operations, specifically Dominion's choice of technologies for use in its operations, and could therefore be excluded under Rule 14a-8(i)(7). Similarly, in *Apple Inc.* (December 5, 2014), the proponent requested that Apple prepare a report estimating its total investment in renewable sources of electricity, including the average cost per kilowatt-hour. The Staff concurred with Apple that the proposal concerned its choice of technologies, and could therefore be excluded. In each proposal, the intent of the proposal was beyond the review and issuance of the report on the stated subject matter, but instead sought to influence the company's choice of its technologies.

The Proposal focuses on the risks of transporting the Company's products by rail, which is analogous to a company's choice of the technology for use in its operations. In addition, as with the proposals discussed above, the Proposal's subject goes beyond a report on risks in that the subject and the purpose of the Proposal is, in part, to influence the Company's choice to transport its products via railway. An integral part of the Company's business is selecting the best approach and the best technologies to transport its products, a subject on which shareholders, as a group, are not in a position to make an informed judgment. As such, the Proposal directly relates to the Company's ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7).

2. The Proposal relates to actions already taken by the Company.

The Staff has also concurred that proposals requesting a report on actions a company has already taken are excludable under Rule 14a-8(i)(7). For example, in *Nabors Industries Ltd.* (Mar. 19, 2005), the proposal at issue requested that the company prepare and issue a Reincorporation Impact Statement related to the ongoing impact of the change in the company's jurisdiction of incorporation from the United States of America to Bermuda. The Staff concurred that Nabors could exclude the proposal under Rule 14a-8(i)(7) because it related to "an evaluation of specific effects of a completed transaction." Here, the Company has already considered the various risks associated with its operations, including the transportation of its products via railway and other means, and has publicly disclosed these risks. Companies registered under Section 13 or 15(d) of the Securities Exchange Act of 1934 are required to provide in their annual reports a discussion of the most significant risks to the company's operations. In the Company's 2013 Annual Report on Form 10-K, filed with the SEC on February 25, 2014, it provides the following risk factor (emphasis added):

> ***Our operations present hazards and risks that require significant and continuous oversight.***
>
> The scope and nature of our operations present a variety of significant hazards and risks, including operational hazards and risks such as explosions, fires, crude oil spills, severe weather, geological events, labor disputes, civil unrest or cyber attacks. **Our operations may be adversely affected by unavailability, interruptions or accidents involving infrastructure required to process or transport our production, such as pipelines, railcars, tankers, barges or other infrastructure**. Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks. Activities in deepwater areas may pose incrementally greater risks because of complex subsurface conditions such as higher reservoir pressures, water depths and metocean conditions. **All such hazards could result in loss of human life, significant property and equipment damage, environmental pollution, impairment of operations, substantial losses to us and damage to our reputation**.

As demonstrated above, the Company considers many risks in its day-to-day operations, including the risks associated with the various means of transporting its products, and considers the fiscal risk and the reputational risk as specifically requested by the Proposal. Because the Proposal seeks an evaluation of risks that have already been considered and disclosed by the Company's management, and are which are routinely considered on an ongoing basis, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

3. The proposal does not transcend day-to-day business matters of the Company and does not raise a significant social policy issue.

The Commission stated in the 1998 Release that only proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable" from a company's proxy materials under Rule 14a-8(i)(7) as relating to ordinary business matters. The rationale for this position is that such proposals "would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998 Release. The Company does not believe that the issue of risks related to railway transportation transcends its day-to-day business matters such that a significant social policy issue is raised. Decisions that are fundamental to a Company's shipment of its products fall squarely into the category of ordinary business matters. As stated above, the Company is an energy exploration and production company and is not in the business of conducting railway operations. In April 2012, the Company completed the separation of its downstream businesses, which included its transportation businesses, into an independent, publicly traded company, Phillips 66. As a result, the Company must secure transportation of its products through third parties, including railway operators, trucking companies, pipeline operators, and other methods. Although the Company does not believe the issue of railway transportation safety rises to the level of a significant social policy issue, the Company is committed to safety in all aspects of its operations. The Company's collective goal is to eliminate all injuries, occupational illnesses, unsafe practices and incidents of environmental harm from its activities. The Company's core values – Safety, People, Integrity, Responsibility, Innovation and Teamwork, or SPIRIT – inspire the actions of the Company and its management and confirm that safety is core to how it operates. The risk review and subsequent report requested by the Proposal and its supporting statement focus on risks that the Company incurs as a result of its determination of the method of transporting its products, which decisions are made regularly by the Company's management in the Company's day-to-day operations. Therefore, the Company does not believe that the Proposal rises to the level of a significant policy issue and may be excluded as relating to its ordinary business operations pursuant to Rule 14a-8(i)(7).

Even if the Staff should conclude that the issue of risk related to railway transportation raises a significant policy issue, the Proposal is excludable because it extends beyond this issue to include ordinary business matters. The Staff has previously recognized that Proposals that address day-to-day activities of a company are appropriate for exclusion, even if they implicate a significant social policy. *See e.g. FirstEnergy Corp.* (March 8, 2013) (concurring in the exclusion of a proposal requesting a report on the company's actions to increase energy efficiency and renewable energy resources); and *The Coca-Cola Company* (February 17, 2010, reconsidered March 3, 2010) (concurring in the exclusion of a proposal calling for a report on options to respond to public concerns regarding bottled water, including environmental and energy impacts). Complex decisions regarding a Company's products, namely the method by which those products are transported, is the main thrust of the Proposal. These matters should be reserved for management's discretion in operating the Company's business, even if the Proposal were to be considered to touch on matters of significant social policy. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth below. Please call me at 214-758-1080 if you have any questions regarding this request.

Very truly yours,



Kristen N. Cunningham
Bracewell & Giuliani LLP

Enclosures

cc: Mr. Timothy P. Dewane
Shalom/JPIC Office Coordinator
School Sisters of Notre Dame, Central Pacific Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
tdewane@ssndcp.org

ATTACHMENT A



School Sisters of Notre Dame, Central Pacific Province
Office of Shalom – Justice, Peace, and Integrity of Creation
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 787-1023 Fax: 262-784-9788 tdewane@ssndcp.org

November 25, 2014

Ryan M. Lance, CEO
Conoco Phillips
600 N. Dairy Ashford Rd.
Houston, TX 77079

Re: Shareholder Proposal Concerning Risks Associated with Railway Transport

Dear Mr. Lance:

I am writing you on behalf of the Central Pacific Province of the School Sisters of Notre Dame. The School Sisters of Notre Dame are an international religious congregation committed to promoting education, human rights, and sustainable living in all aspects of ministry and life. Globally there are over 3,000 School Sisters of Notre Dame in some 36 countries across 5 continents.

The School Sisters of Notre Dame are the owners of 100 shares of Conoco Phillips stock and have continuously held shares in Conoco Phillips (with a market value in excess of $2,000) for over a year. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am authorized to notify you of our intention to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Conoco Phillips' shareholders. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934 for consideration and action by the shareholders.

Thank you for your consideration of this matter.

Sincerely,

Timothy P. Dewane
Shalom/JPIC Office Coordinator

Cc: Mike Crosby

DETAIL RISKS ASSOCIATED WITH RAILWAY TRANSPORTATION OF CRUDE OIL

WHEREAS, on December 30, 2013 the third high-profile oil train explosion in the previous six months took place in North Dakota. Earlier, a train carrying Bakken crude oil derailed and exploded in Lac-Mégantic, Quebec, in July, 2017, killing 47 people and leveling the town center in an oil-fueled inferno (*EnergyWire,* July 17, 2013). According to *Midwest Energy News*, this "reignited a debate over the relative safety of rail and pipeline transport;" it noted that crude from North Dakota's Bakken Shale "may be more flammable" than other oil types (*E&ENewsPM,* January 2, 2013)."

Commenting on the these rail catastrophes, James Beardsley global rail practice leader for Marsh & McLennan Cos. insurance brokerage unit, stated: "There is not currently enough available coverage in the commercial insurance market anywhere in the world to cover the worst-case scenario"
(http://online.wsj.com/news/article_email/SB10001424052702304773104579268871635384130-lMyQjAxMTA0MDAwOTEwNDkyWj).

In July, 2014, responding to the explosions and fires connected to derailments of oil-train railway cars containing highly combustible fracked oil, the U.S. Transportation Department's Pipeline and Hazardous Materials Safety Administration proposed safety rules. The Rules would create new standards for oil trains' tank car brakes, other components, speed lights and special routes around populated areas as well as scrapping some of the oldest railcars while upgrading others. This brought the previously alienated industries together.

The Wall Street Journal reported October 1, 2014: "Oil companies and railroads have united to fight some proposed federal rules on oil-train safety after a year of pointing fingers at each other over explosive accidents." It added: "The American Petroleum Institute, the lobbying group for oil companies, and the Association of American Railroads, which represents oil and freight haulers, agreed that it would take at least six years to retrofit existing railcars used to move crude oil around the country, in addition to building a sturdier fleet of new tankers" (10.01.14).

Later *The Wall Street Journal* reported that railroads fear that "proposed lower speed limits for oil-bearing trains [to reduce risks from future derailments] could cause delays for the entire rail network: while oil companies fear "having to spend huge sums on equipment to remove volatile components from crude at well sites, as well as any rule that would limit oil shipments" (*WSJ,* 10.021.14).

RESOLVED: Shareholders request that the Conoco Phillips Board of Directors undertake a comprehensive review and analysis of the risks (especially fiscal and reputational) linked to various kinds of disasters resulting from shipping crude oil and natural gas by rail and report publicly the results within six months of the 2015 annual meeting, barring competitive information and at a reasonable cost..

Supporting Statement

For the good of all stakeholders, we believe railroads and energy companies involved should regularly update their risk analyses of real and potential negative impacts from shipping crude oil from the Bakken Shield and other areas of the United States by rail.



The Commerce Trust Company
A division of Commerce Bank

Lora Downey
314-746-7453

November 25, 2014

Sister Linda Jansen, SSND
School Sisters of Notre Dame
Central Pacific Providence
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Central Pacific Province Restricted
Account ***FISMA & OMB Memorandum M-07-16***

Dear Sister Linda:

Security	Shares	Acquisition Date
Conoco Phillips	100	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting. The Commerce Trust Company is a member of the Depository Trust and Clearing Company.

If you should have any questions, please call me.

Sincerely,



Lora Downey
Vice President

LJD/lj